SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 30, 2000

CONDOR TECHNOLOGY SOLUTIONS, INC.

(Exact name of registrant as specified in its charter)

Delaware	0-23635	54-1814931
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

170 Jennifer Road, Suite 325 Annapolis, Maryland	21401
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (410) 266-8700

Not applicable
(Former name or former address, if changed since last report)

Item 5. Other Events.

The Registrant, through its wholly-owned subsidiary, Interactive Software Systems Incorporated (''ISSI''), entered into an Asset Purchase Agreement (the ''Agreement'') with Allen Systems Group, Inc. (the ''buyer'') effective as of June 30, 2000 (the ''Closing Date'') for the sale to buyer of the business and certain assets and the assumption by buyer of certain liabilities and obligations of ISSI. This business is known as the Safari Solutions Division of the Registrant. The consideration received and to be received by the Registrant under the Agreement is an initial purchase price paid by buyer on the Closing Date in the amount of $4,250,000 and a contingent purchase price paid over time by buyer in the additional amount of approximately $7,995,000. Proceeds of this sale will be applied to the reduction of outstanding bank debt and an increase in working capital.

On July 14, 2000, William E. Hummel resigned as a member of the Board of Directors of the Company.

Item 7. Financial Statements and Exhibits.

    (a) Not applicable

    (b) Not applicable

    (c) Exhibits

        Exhibit 10.1   Asset Purchase Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CONDOR TECHNOLOGY SOLUTIONS, INC.

By: /s/ W. M. ROBBINS
_____

W. M. Robbins

Date: July 19, 2000   *Vice President and Chief Financial Officer*

EXHIBIT INDEX

Exhibits

10.1   Asset Purchase Agreement dated as of June 30, 2000.